UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number 001- 39354

Quhuo Limited

(Exact name of registrant as specified in its charter)

3F, Building A, Xin’anmen, No. 1 South Bank

Huihe South Street, Chaoyang District
Beijing, People’s Republic of China

(+86-10) 5923 6208

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

As previously disclosed, Quhuo Limited (the “Company”), a Cayman Islands exempted company, received letters dated May 10, 2024 from The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it is not in compliance with the minimum bid price and minimum market value of publicly held shares requirements for continued listing set forth in Nasdaq Listing Rule.

On October 17, 2024 , the Company issued a press release announcing that it received letters from Nasdaq notifying that the Company has regained compliance with both the minimum bid price and minimum market value of publicly held shares requirements. A copy of that press release is attached as Exhibit 99.1 to this Report on Form 6-K and is incorporated by reference herein.

INCORPORATION BY REFERENCE

This Report on Form 6-K, including Exhibit 99.1 hereto, and any amendment and report filed for the purpose of updating such document, are incorporated by reference into the registration statements on Form F-3, as amended (File No. 333-273087 and File No. 333-281997) of Quhuo Limited, and shall be a part thereof from the date on which this Report on Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release issued by the Company on October 17, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Quhuo Limited

Date:	October 17, 2024	By:	/s/ Leslie Yu
			Name:	Leslie Yu
			Title:	Chairman and Chief Executive Officer